SL: RVII Roadshow kickoff is here

Robinhood Ventures Fund II

Watch the roadshow kickoff

Now available: watch the Robinhood Ventures Fund II Roadshow kickoff and request shares of RVII today.

Watch now



{{.first_name}}, watch Robinhood CEO Vlad Tenev and Robinhood Ventures Management at the RVII Roadshow kickoff. Then, request shares of RVII today ahead of its IPO.

Watch the Roadshow kickoff to learn about:

- How we're democratizing access to early-stage companies
- What Robinhood Ventures Fund II (RVII) is
- How to request shares and invest in RVII

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RVII may not be suitable for all investors. There can be no guarantee RVII will achieve its investment objective or that RVII's management will produce the desired results.

Robinhood Ventures Fund II ("RVII" or the "Fund") has filed a registration statement (including a preliminary prospectus) on Form N-2 (File No. 333-297168) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents RVII has filed with the SEC for more complete information about RVII and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the prospectus may be obtained by contacting Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, Attention: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or email: prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146); Wells Fargo Securities, 90 South 7th Street, 5th Floor, Minneapolis, MN 55402, at 800-645-3751 (option #5) or email a request to WFScustomerservice@wellsfargo.com; or UBS Securities LLC, Attention: Equity Syndicate, 11 Madison Avenue, New York, NY 10010, by telephone at (888) 827-7275, or by email at ol-prospectus-request@ubs.com. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of RVII before investing. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

An investment in the Fund is speculative and involves a high degree of risk with substantial risk of loss. See the prospectus here.

RVII is a newly organized, externally-managed and diversified closed-end fund that has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended,investing in a diversified portfolio of early-stage and growth-stage private "Promising Companies." This investment strategy entails limited information, illiquidity, valuation uncertainty, and risk of loss; shares and the value of the Fund's Net Assets may be volatile and shares may trade at a discount or premium, and exposures may be via illiquid private vehicles with capital calls and extra fees. The Fund may use leverage, has limited operating history, and does not anticipate that it will pay dividends on a quarterly basis or become a predictable distributor of dividends, all of which can reduce or delay returns.

A "Promising Company" means an early-stage or a growth-stage private company that, in the Adviser's view, demonstrates significant growth potential based on the Adviser's evaluation of various factors that may include the experience and track record of the founding team, market size, industry trends, product differentiation, commercial traction, and business model.

The RVII investment strategy focuses on Promising Companies that are current or previous participants in the Y Combinator startup accelerator program or companies with a founder or co-founder that has participated in the Y Combinator startup accelerator program. RVII may invest in other Promising Companies as well.

"Y Combinator" is a registered trademark of Y Combinator Management, LLC or its affiliates and is used by the Fund with permission. Y Combinator does not sponsor, endorse, or promote the Fund and has no responsibility for the management or performance of the Fund.

Investing in early-stage private companies involves a high degree of risk and is not appropriate for all investors. Most early-stage companies fail, and investors could lose their entire investment. Because these companies are new and evaluated quickly, there is limited track record or information available before an investment is made, and any positive returns may take years to materialize, if they occur at all.

Closed-end funds, including BDCs, differ from open-end funds in that closed-end funds do not redeem their shares at the request of an investor. No shareholder has the right to require the Fund to redeem his, her or its shares. While the Fund's shares are expected to be listed on an exchange, an active public market for the shares may not develop. As a result, shareholders may not be able to liquidate their investment. Accordingly, shareholders should consider that they may not have access to the funds they invest in the Fund for an indefinite period of time.

There is no assurance that the private companies in which the Fund invests will ever have a liquidity event.

Securities trading offered through Robinhood Financial LLC, Member SIPC, a registered broker-dealer, and a subsidiary of Robinhood Markets, Inc.

Robinhood Ventures is the investment adviser for RVII. Robinhood Ventures is the dba name for Robinhood Ventures DE, LLC ("RHV" or "Adviser"). RHV is a wholly owned subsidiary of Robinhood Markets, Inc. Robinhood and its affiliates generally earn more money from affiliated funds (like RVII) than from unaffiliated funds.

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